FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2004

National Australia Bank Limited

ACN 004 044 937
(Registrant’s Name)

Level 24 500 Bourke Street MELBOURNE VICTORIA 3000 AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs

National Australia
Bank Limited
ABN 12004044937

ASX Announcement	500 Bourke Street
Melbourne
Victoria 3000
Australia

Melbourne, 1 April 2004

Blake Dawson Waldron Advice Released

National Australia Bank has received the attached advice from Blake Dawson Waldron (BDW) on probity and governance matters relating to the PricewaterhouseCoopers (PwC) report into foreign exchange options trading losses.

The National advises that Mrs Catherine Walter, a director of the National, has written directly to BDW claiming that it would be improper for them to provide further advice concerning the legitimacy of the PwC report because certain allegations made by Mrs Walter are now in the public domain and will be considered by shareholders at a general meeting, and other National Directors may respond to those matters.

Having received legal advice on this matter, the National considers that it is in the National’s corporate interests to assess and respond to criticisms of the PwC report which the National commissioned and released to the market, irrespective of whether the person making those criticisms is one of the Directors of the National.

BDW has also confirmed to the National that they can properly provide the further advice the National has sought.

The National has accordingly decided to release BDW’s further probity advice to the market despite Mrs Walter’s objection to its doing so.

For further information:

Brandon Phillips

Group Manager

Group Corporate Relations

03 8641 3857 work

0419 369 058 mobile

Or visit www.nabgroup.com

Level 36
Grosvenor Place
225 George Street
Sydney NSW 2000

www.bdw.com

Tel + 61 2 9258 6000
BLAKE DAWSON WALDRON	Fax + 61 2 9258 6999
LAWYERS
DX 355 Sydney

Locked Bag N6
PO Grosvenor Place
Sydney NSW 2000
Australia

Partners

Elizabeth Johnstone
The Directors	Telephone (02) 9258 6443
National Australia Bank Limited
500 Bourke Street	Anne Dalton
MELBOURNE VIC 3000	Telephone (03) 9679 3364

Our reference
ATD:EMJ:13618999

31 March 2004

Dear Directors

Probity and Governance Advice
PricewaterhouseCoopers (PwC) Report into Foreign Exchange Losses

In our letter of 12 March 2004, we expressed the opinion, based on our observations and enquiries and having regard to the matters outlined in that letter, that PwC was reasonably likely to be regarded as being independent for the purpose of providing its report into foreign exchange losses at the National (the Report).  In expressing this opinion we had regard to the matters raised in a letter from Mrs Catherine Walter dated 3 March 2004.

Mrs Walter has subsequently written to the Chairman on 16, 17 and 21 March 2004 and issued a media statement dated 26 March 2004.  In the light of the comments made by Mrs Walter in these letters and the media statement, you have asked us to:

A.                                   amplify the steps taken by us in forming the opinion as to independence which we expressed in our letter of 12 March 2004; and

B.                                    comment (from a probity perspective) on the issues raised about which we have direct knowledge.

A.                                    Matters taken into account in our opinion as to the “independence” of PwC

In expressing the opinion in our letter of 12 March 2004, we had regard to certain indicia of independence, drawn from established authority in other contexts and to good probity and governance practice.  For an expert’s report to be regarded as independent, it must satisfy four main tests.  We set out below our comments in respect of the application of each test.

1.                                      The expert must disclose any information which readers need to assess for themselves the expert’s impartiality

At the commencement of our assignment, you informed us that the National has established commercial relationships with a number of major accounting firms.  In the

Liability limited by the Solicitors’ Scheme, approved under the Professional Standards Act 1994 (NSW)

SYDNEY

MELBOURNE

BRISBANE

PERTH

CANBERRA

LONDON

PORT MORESBY

JAKARTA

SIIANGILAI

case of PwC, this included provision of seconded staff to the National and the establishment of a Strategic Alliance to provide internal audit services as required.

The Disclosure Statement published in the Report (p.iii) sets out relationships with the National.  Prior to publication of the Report we satisfied ourselves of the accuracy and completeness of that information, first against the National’s own records and secondly through interviews with National employees and PwC personnel.  We are not aware of any information other than that set out in the Disclosure Statement which readers need to assess for themselves PwC’s impartiality.

2.                                      The expert’s report must not be commissioned after shopping the brief around for an expert who will give a favourable report

We have made our own enquiries as to the circumstances surrounding the commissioning of the Report by the National on 16 January 2004.  We are unaware of any evidence to support the view that the brief was assigned to PwC after approaches to other experts or on the basis that PwC would provide a favourable report.

3.                                      The expert’s report must not result from successive drafts circulated to and amended following discussion with those commissioning it, except to correct factual matters

We made our own enquiries as to the circumstances surrounding the provision of progress briefings during the course of the PwC investigation (including questioning of relevant persons) and whilst the Report was in preparation.  High level “Status Update Briefings” with summaries of progress were provided by the PwC investigation team to the PBRC and later to the full board.

We established and monitored a protocol to ensure that PwC did not invite or consider amendments, other than corrections of factual matters.  We reviewed the summary documents which were provided to members of the PBRC.  We are not aware of any breach of that protocol or any inappropriate interference or direction by the PBRC or board.

4.                                      The expert must be unbiased -the more extensive the relationship between the expert and the company, the greater the onus on the expert to demonstrate absence of bias

We tested for evidence of bias by interviewing the PwC investigation personnel and National directors and employees, attending meetings between them and attending the briefing by PwC of the board.  No evidence of bias came to our attention.

We were aware that the majority of PwC investigation interviews had been attended by the regulator, Australian Prudential Regulatory Authority (APRA), which we are informed also received transcripts of all the interviews conducted by PwC.

APRA confirmed that it was utilising the resources of PwC to gain access to relevant information about the foreign exchange options trading and relevant aspects of the National’s risk management framework.  However, APRA advised that it would reach its own judgements on the basis of this information and its own investigations.  We were assured by APRA that the combined investigative work would not continue if APRA had concerns regarding the conduct of the investigation by PwC.

2

This provided to us some corroborative evidence that PwC were bringing an independent mind to bear in their investigations.

B.                                    Issues raised by Mrs Walter - Summary

There is a large number of issues raised in this correspondence which call into question the procedural integrity of the process and the independence of the Report.  We have prepared a table identifying these issues.  They generally fall into the following categories:

(a)                                  Inappropriate direction from members of the Principal Board Risk Committee (PBRC) to PwC

Protocols for the conduct by PwC of their investigations and enquiries were established by us.  We are not aware of any occasion on which those protocols were not observed.  We are not otherwise aware of any inappropriate interference or direction by members of the PBRC or the board generally.

(b)                                 Failure of PwC, Deloitte or BDW to take into account factual matters raised by Mrs Walter

To the extent that Mrs Walter’s comments relate to issues of procedural integrity, her comments fall into the following main categories: the role of PwC personnel working on National projects (including on Horizon software) and on secondment, the PBRC, reporting as to the consideration of certain APRA letters, and the role of Internal Audit.  Mrs Walter raised these issues at various times during the period of our engagement.  The issues were variously included in letters, interviews with us and Deloitte, in written responses, with PwC at the Board meetings of 9 and 11 March and with Deloitte at the Board meeting on 11 March.  We are satisfied that this provided adequate opportunity for these issues to be taken into consideration by PwC and Deloitte in arriving at their conclusions.  These matters were taken into consideration by us in our opinion of 12 March 2004.

(c)                                  Lack of full disclosure to BDW(and Deloitte) of all material facts such that our brief was “circumscribed”

From the commencement of our engagement we had full and free access to documents, National staff and consultants.  We were encouraged to be robust and rigorous in our work.  No attempts were made to restrict or direct our review of material or interviews with staff.  We obtained full cooperation at all times.

The same access was given to Deloitte in their review.  In her letter of 21 March Mrs Walter states that Deloitte “had no access to PwC documents”.  At the Board meeting of 11 March, directors were given an opportunity to question Deloitte directly and to test whether they (Deloitte) considered that their own work had been inappropriately restricted or directed in any way.  To our observation, Deloitte were given full access to PwC’s documents.

3

The above comments are a summary of an analysis we have undertaken of the issues  raised by Mrs Walter in her letters of 3 and 21 March 2004 and the media release, to the extent they relate to the integrity of the process followed by PwC in completing the Report.  Some of the issues raised by Mrs Walter in her letters (including all issues raised in her letters of 16 or 17 March 2004) are outside the scope of our retainer or our knowledge and we are therefore not in a position to comment on them.  These are not matters in relation to the scope of the Report or the processes by which it was prepared.

In summary, there is nothing in Mrs Walter’s letters to the Chairman dated 16, 17 or 21 March 2004 or her media release dated 26 March which causes us to withdraw, amend or qualify our probity and governance opinion of 12 March 2004.

Yours faithfully

BLAKE DAWSON WALDRON

4

National Australia Bank Limited

Note: BDW provides the comments below on matters within the scope of our terms of engagement.

A             Mrs Walter’s letter of 3 March 2004

In relation to Mrs Walter’s letter of 3 March 2004 we provide the following material.  In doing so we adopt the headings used by Mrs Walter in that letter:

“Background”

Issue	Comment	Probity Position

1. “PwC suggested to PBRC that the events at the meeting (6 May 2002) should not be construed as being as the minutes record...” (Page 2, paragraph 4).	The material referred to by Mrs Walter was not in the status update document viewed by BDW on 27 February 2004 nor was it in the final PwC Report.	As a result of the appointment of Deloitte this aspect was of the investigation was not dealt with by PwC. There are no outstanding probity concerns arising from this issue.

2. “PBRC was to be the body responsible for the conduct of PwC investigation and report...”

As a result of questioning relevant persons and considering relevant documents, BDW understood that in the early stages of the PwC investigation, it was decided by the Board that PBRC was the appropriate body for PwC to report to.  BDW is aware that this situation later changed and that PwC then reported to the full Board.

There are no outstanding probity concerns arising from this issue.

3. “Exclusion of other directors from the process of supervision of the investigation and report.”

BDW was satisfied that all directors, (subject to those relevant directors having been interviewed by PwC prior to the update being given) had received appropriate update material and information as to the progress of the investigation and the PwC Report.

There are no outstanding probity concerns arising from this issue.

4. “Even the probity advisors have been required to report to PBRC.”	BDW reported solely to the Board, and not to any committee of the Board (including PBRC).	This is a factual matter, which BDW can comment on. There are no outstanding probity concerns arising from this issue.

5. “The Principal Board has not even had a comprehensive written report as to the facts of the losses...”	This was provided by PwC to the Board meeting on 2 March 2004. Board members who were not able to attend that meeting were given the opportunity to receive a separate update.	This is a factual matter, which BDW can comment on. There are no outstanding probity concerns arising from this issue.

“PwC Conflict of Interest”

Issue	Comment	Probity Position

1. “PwC-Head Investigator, Craig Hamer, is PwC partner responsible for NAB relationship...”	Reference is made to the Disclosure Statement in the PwC Report, which provided:	There are no outstanding probity concerns arising from this issue.

“One of the partners leading the investigation, Craig Hamer, is PwC’s relationship partner for the National.  His principal responsibility in this role is to ensure the overall quality of professional services provided to the National.”

PwC Report, 12 March 2004, page (iii)

2. Craig Hamer – “is I am informed, in precisely the same position as Tony Harrington...”	BDW was aware of the issue Mrs Walter is apparently referring to and determined that it did not give rise to a probity concern.	There are no outstanding probity concerns arising from this issue.

3. “Strategic alliance of PwC with Internal Audit.	Reference is made to the Disclosure Statement in the PwC Report, which provided as follows:	There are no outstanding probity concerns arising from this issue.

“In February 2003 PwC was selected as a preferred (but not exclusive) third party provider of resources to the National’s Internal Audit function”.

PwC Report, 12 March 2004, page (iii)

4. “Jim Power, of PwC... delivered a key report to Principal Board Audit Committee (PBAC) as to...”	Reference is made to the Disclosure Statement in the PwC Report which provided as follows:	There are no outstanding probity concerns arising from this issue.

• “Jim Power, a PwC partner, acted as Head of Internal Audit for CIB from 13 February 2002 to the end of October 2002”

PwC Report, 12 March 2004, page (iii); and

•     “As Jim Power had a role in the preparation and presented to PBAC the AIB memorandum referred to in this section, it is not appropriate for us to give any opinion in respect of this section of our report.  Accordingly, Deloitte have reviewed this section and have provided an opinion to the Bank in respect of this section.  PwC have reviewed the Deloitte opinion.”

Issue	Comment	Probity Position

PwC Report, 12 March 2004, page 47.

The Deloitte opinion dated 12 March 2004 made findings as follows: “Matters regarding PwC work-The Allied Irish Bank Report”. The Deloitte opinion concluded with:

“Review Statement

Based on our review, which is not an audit, except for the matters described in the findings section above, nothing has come to our attention that causes us to believe that the PwC report does not fairly and completely describe and assess the PwC Work in so far as it may be relevant to the matters dealt with in the PwC report.”

Deloitte Touche Tohmatsu 12 March 2004.

5. “PwC personnel worked on the Horizon technical system... and also worked on the FX desk...”	Reference is made to the Disclosure Statement in the PwC Report and to the Deloitte opinion. The PwC Report provided as follows:	There are no outstanding probity concerns arising from this issue.

• “PwC’s assignments in relation to CIB, Risk Management, Internal Audit and relevant financial controls... These include: ... a review of CIB’s overall IT security framework.”

• “A PwC resource was provided for two weeks in September 2002 to assist in the review of some aspects of the IT control environment supporting Horizon, the currency options trading system;”

•     “During 2002 and 2003, work performed included approximately 40 days of internal audit work in the area of foreign exchange trading.  The work involved supervised execution of specific audit steps determined by the National.”

PwC Report, 12 March 2004, page (iii)

Issue	Comment	Probity Position

Annexure 1 to the Deloitte opinion of 12 March 2004 provided as follows:

“Procedures Undertaken

The Procedures we have undertaken in performing our review included:

1.     Obtaining a complete list from the National of the people PwC seconded to Corporate & Institutional Banking (CIB), formally WFS, and Internal Audit (IA) from 1 January 2002 to 16 January 2004 including their roles and the assignments worked on.  This list was considered along side a document provided by PwC.

2.     Obtaining a complete list from the National of the FX system projects on which PwC have been engaged in any way, and the PwC staff who have worked on FX systems and controls from 1 January 2002 to 16 January 2004, and a description of these services.  This list was considered along side a document provided by PwC.

3.     Receiving from Blake Dawson Waldron, probity advisers to the National, all documents they considered relevant to our review.  In addition, we obtained documents from the National that we considered relevant to our review.  The documents included but were not limited to extracts of PBAC minutes, PBAC reports, Internal Audit reports and supporting work papers, internal audit plans and engagement letters for certain PwC staff seconded to the National.

4. Interviewing amongst others:

a. Members of the PBAC

b. Staff of the National who attended

Issue	Comment	Probity Position

PBAC meetings

c. Executive General Manager of Risk

d. Head of Internal Audit

e. Head of Internal Audit for CIB, formally WFS

f. A PwC partner who had been seconded to the National and

g. PwC investigation team members.

Certain of the interviews were conducted face to face and others by written questions and answers.”

Deloitte Touche Tohmatsu 12 March 2004, page 3.

6. “John Thorn, (a non executive director of NAB) was, until June 2003, managing partner of PwC.”	Reference is made to the Disclosure Statement in the PwC Report which provided as follows:	There are no outstanding probity concerns arising from this issue.

“John Thorn, a former senior partner of PwC who retired on 30 September 2003, was appointed to the Principal Board of the National, in October 2003.  He was appointed to the Principal Board Audit Committee on 16 October 2003.”

PwC Report, 12 March 2004, page (iii)

7. “The terms of role of Deloitte are... far from clear.”	The terms of engagement speak for themselves.	There are no outstanding probity concerns arising from this issue.

8. “The terms of the appointment of Blake Dawson Waldron are also not known to the Principal Board...”	This document was provided to the Principal Board, members shortly after the Board meeting on 3 March 2004. .	There are no outstanding probity concerns arising from this issue.

“Independence Compromised”

Issue	Comment	Probity Position

1.     “PwC report to and are overseen by PBRC which is responsible for the framing and monitoring of their process...  PwC Report drafts... may have been reviewed by members of PBRC... the PwC report drafts may make no or insufficient reference to these circumstances...”

BDW observed that after the initial stage of the PwC investigation, PwC reported to the Board, not PBRC.

In relation to how the PwC Report referred to a circumstance, that was a matter within the conduct of the investigation, and was a matter for PwC.

There are no outstanding probity concerns arising from this issue.

2. “There have been four drafts of the PwC Report, reflecting dramatic differences and changes between drafts... have followed input from PBRC members upon the previous drafts.”

BDW is not aware that any PwC draft Reports were circulated to PBRC members.  BDW was present at the Board meeting on 9 March 2004 when PwC presented to the Board the first draft of its final Report.  BDW observed that “Status update documents” were “spoken to” or provided by PwC to PBRC (and Board) members in controlled circumstances prior to 9 March 2004.

There are no outstanding probity concerns arising from this issue.

3. “Status update document were seen and commented on by members of PBRC...”	See note above. In those status update sessions PBRC (and Board) members were given the opportunity to seek clarification on issues covered in the status update.	This is a factual matter which BDW can comment on. There are no outstanding probity concerns arising from this issue.

4. “Offering of ‘future risk assessment work’ to PwC and G. Ludwig.”	The CEO gave an explanation in relation to this issue in the Board meeting of 4 March 2004.	This is a factual matter which BDW can comment on. There are no outstanding probity concerns arising from this issue.

5. “PwC compromise of the independence of the investigation process by:

• “the chief investigator for PwC spoke to the Chairman... the day before the Chairman was ... to provide evidence to PwC and APRA...”	BDW questioned relevant persons and was satisfied that there were no probity issues arising.	There are no outstanding probity concerns arising from this issue.

• “The room PwC occupies at the NAB premises is able to accessed by persons including PBRC and management.”	BDW was satisfied that the security arrangements were appropriate.	This is a factual matter which BDW can comment on. There are no outstanding probity concerns arising from this issue.

• “Evidence is not secured...”	BDW was satisfied this issue went to the forensic conduct of the investigation and was therefore a matter for PwC.	There are no outstanding probity concerns arising from this issue.

Issue	Comment	Probity Position

• “initial interview of twenty persons.”.	BDW was satisfied this occurred prior to the appointment of PwC.	There are no outstanding probity concerns arising from this issue.

• “... PwC have not completed investigation... draft Report... inconsistent with appropriate investigative processes.”	BDW was satisfied this issue went to the forensic conduct not integrity of the investigation. This was a matter for PwC.	There are no outstanding probity concerns arising from this issue.

• “Peter Duncan commented at the Board meeting on 2 March...”	BDW was present when these comments were made. This statement does not accord with BDW’s recollection of those events.	This is a factual matter which BDW can comment on. There are no outstanding probity concerns arising from this issue.

“Since 20 February 2004”

Issue	Comment	Probity Position

1. “Chairman circulated note to directors on 21 February 2004... a reasonable reader would consider that this meant that there was nothing written in existence at that time...”	BDW cannot comment on this.	There are no outstanding probity concerns arising from this issue.

2. “... Michael Pascoe interview 22 February 2004...”	Please see comment on Issue 1 above.	There are no outstanding probity concerns arising from this issue

3. “Chairman’s comment to Board on 20 February 2004 re John Stewart being “point of reference for PwC format as relevant to the directors... (AFR on 20 February 2004).”	This matter related to a press report.	This is a factual matter which the Board has addressed and which BDW cannot comment on. There are no outstanding probity concerns arising from this issue.

4. “On 20 February 2004... a status update document was provided to PBRC.”	BDW observed the circumstances to be that the “status updates” were given to the PBRC and BDW called for these documents. They were a Powerpoint presentation pack..	There are no outstanding probity concerns arising from this issue.

5. “23 and 24 February 2004 provision of ‘status update document’ to PBRC... and comments to PwC.”	BDW was told by the Chairman and PwC that the document provided was the “status update document” as previously provided to other members on 20 February 2004.	There are no outstanding probity concerns arising from this issue.

6. “I believe the process fails minimum standards of integrity...”	BDW was satisfied that the process had integrity.	There are no outstanding probity concerns arising from this issue.

Issue	Comment	Probity Position

7. “The Chairman... informed me he intended to afford me the same opportunity... to see the latest draft...”	BDW cannot comment as BDW was not present during the conversation.	There are no outstanding probity concerns arising from this issue.

2 March 2004

Issue	Comment	Probity Position

1. “At the meeting with the Chairman, Elizabeth Johnstone and Anne Dalton of Blake Dawson Waldron:

• “BDW confirmed that PwC had an actual conflict... they did not mention the numerous other problems which attend Craig Hamer’s and PwC’s roles, possibly they were not aware of them.”	BDW was aware of these issues	There are no outstanding probity concerns arising from this issue.

• “It was apparent that she [Elizabeth Johnstone] had not been “informed of the true facts relating to the involvement of PBRC members...”

At the time of the discussion on 2 March 2004, BDW was still gathering information including the facts in relation to:

•     who had been interviewed by PwC, and the dates of those interviews, who was yet to be interviewed;

This is a factual matter which BDW can comment on. There are no outstanding probity concerns arising from this issue.

• what “update material” had been given to which PBRC or Board member relative to that persons interview; and

• the content of that material.

Subsequently, BDW ascertained the relevant information and BDW was then satisfied that there were no probity concerns arising.

• “I expressed surprise... that the remaining directors on PBRC... had not been interviewed.”	This was a matter for the PwC investigation.	There are no outstanding probity concerns arising from this issue.

• “The very proper course suggested to and adopted by me should have been	BDW observed that the appropriate protocols were followed, namely that if a director had been notified by	There are no outstanding probity concerns arising from this issue.

Issue	Comment	Probity Position

applied to all directors...”	PwC that they were required for an interview, and that such interview had not yet taken place, then that director was not present at the Board meeting when PwC first presented its draft final Report.

2. “... the Chairman said to me... in the absence of the Probity Advisers...”	BDW is not able to comment on this matter as BDW was not present during the conversation.	This is a factual matter which BDW cannot comment on as it has no direct knowledge of it. There are no outstanding probity concerns arising from this issue.

3.     “At 1:30pm the Chairman...  BDW spoke to the probity issue and they quoted David Krasnostein... to have said that it was important that Deloittes should not become the little speck on the camera lens that destroys a picture...”

The analogy of the speck on the camera lens was used by BDW to illustrate the point that if the “independence issue” was not appropriately handled (by the separate Deloitte opinion) it had the capacity to affect the credibility of the whole investigation.

This is a factual matter which BDW can comment on. There are no outstanding probity concerns arising from this issue.

B             Mrs Walter’s letter of 21 March 2004

In relation to Mrs Walter’s letter of 21 March 2004 we provide the following material:

Issue	Comment	Probity Position

1. “I remind you that the substance of my memorandum of 3 March was as to • the inability of PwC to act without fear or favour and produce an unbiased and complete report;”	BDW stated in Board meetings of 4, 9, 11 and 26 March 2004 and in our opinion of 12 March 2004, that BDW saw no evidence to support this statement.	Having regard to the matters referred to in our opinion of 12 March there are no outstanding probity concerns arising from this issue.

• “The involvement of yourself and other members of the PBRC in framing the PwC report direction and in particular the capacity to direct it away from PBRC and PwC matters;”	We refer to the above comment	There are no outstanding probity concerns arising from this issue.

• “My many concerns as to the integrity of the investigation process.”

•     Each of the concerns raised by Mrs Walters was tested.  After testing we were satisfied that either, appropriate protocols were implemented to deal with these issues, or that no such issue, in fact, existed.

There are no outstanding probity concerns arising from these issues

2. “... Deloitte’s position given their inability to access highly material documents,... they had no access to PwC documents.”

On this issue BDW addressed the Board on 26 March 2004 to the following effect:

“We do not believe that Deloitte was so ‘circumscribed’ in their Review and in particular that they were unable to ‘access highly material documents... including PwC documents’ which were required by them to complete their work.”

There are no outstanding probity concerns arising from this issue.

Issue	Comment	Probity Position

3. “That the draft (of the PwC Report) of 23/24 February cannot be provided to me (Mrs Walter).” (Page 3, paragraph 1).	We understand that the document Mrs Walter is referring to is the status update document of 20 February 2004. BDW cannot otherwise comment on what was said..	There are no outstanding probity concerns arising from this issue.

4.     “Nothing said by the probity advisers constitutes a finding that the conduct of yourself, PwC and PBAC engaged in was proper.  In fact the probity advisers have made no findings as to probity.”

(Page 3, paragraph 2).

The probity opinion of 12 March 2004 stated that BDW were satisfied that the indicia of independence (including that the Report was not amended following successive drafts by those commissioning it) had been met.

This is a factual matter which BDW can comment on. There are no outstanding probity concerns arising from this issue.

5. “I have previously made it plain, in my letter of 17 March 2004, that I have not, whilst reserving the right to make a proper public disclosure if I considered it my duty.”	This is not a matter for BDW to comment on as it is outside the scope of our engagement.	There are no outstanding probity concerns arising from this issue.

6. “That I declined to be interviewed by PwC is invalid, as you know.”	We observed the circumstances to be as follows:	This is a factual matter which BDW can comment on.

(Last paragraph, page 3).

•     PwC sought to interview Mrs Walter in the same manner and following the same protocols as had been in place for all interviews.  Most of the interviews were conducted jointly by PwC and APRA, without the provision of questions or documents in advance.  Following those interviews transcripts were provided to the interviewees for the purpose of factual corrections being made;

There are no outstanding probity concerns arising from this issue.

• Mrs Walter requested written questions and documents to be provided to her in advance;

• After a delay of some days Mrs Walter agreed to be interviewed by PwC. on the basis of an oral interview and the provision of some topics in advance.

7. “Your statement that I sought to be involved in the drafting of the Report is invalid.” (Page 4, paragraph 1).	BDW cannot comment on this issue as it occurred prior to our appointment.	There are no outstanding probity concerns arising from this issue.

Issue	Comment	Probity Position

8. “They (the shareholders) should get a Report which fully addresses all matters (even if it is not the PwC Report which provides the information).”	This is not a matter on which BDW can comment as it is outside the scope of the terms of our engagement.	There are no outstanding probity concerns arising from this issue.

9. “I have read the PwC Report in full and believe that there are a number of matters which it either does not address or does not address adequately.”	This is a comment on the final content of the PwC Report. It does not go to the integrity of the process in respect of the PwC report.	There are no outstanding probity concerns arising from this issue.

10.   “The Board as a whole was not provided with adequate opportunity, in my opinion, to review or make decisions in a proper deliberative way as to the PwC Report, the PwC Report being provided to the Board on 9 and 11 March and released in final form on 12 March 2004.”

	The decision by the Board to release the Report on 12 March 2004 is not a matter we can comment on	There are no outstanding probity concerns arising from this issue.

11.   “My concerns are intended to be helpful and to raise issues which, whether the analysis be done by the National itself or by a third party, should be considered so the issues which I have raised may be resolved in a final fashion.”

(Page 5, paragraph 1).

	This is not a matter on which BDW can comment as it is outside the scope of the terms of our engagement.	There are no outstanding probity concerns arising from this issue.

12. “The PwC Report should have fully addressed the role and responsibility of PBRC...”	This is a matter for PwC in the conduct of its investigation and the compilation of its Report.	There are no outstanding probity concerns arising from this issue.

Issue	Comment	Probity Position

13. “The PwC Report could have vigorously analysed how the system failures of Horizon were introduced (example, the one hour window and the surrender function...” (Page 6, paragraph 3).

This is a matter for PwC in the conduct of its investigation and the compilation of its Report.

Deloitte’s terms of engagement required them to consider the actual workings of PwC personnel relative to the Horizon system.  As stated by Deloitte in the Annexure to their Opinion, they considered the issue by:

There are no outstanding probity concerns arising from this issue.

• examining working papers of relevant PwC staff;

• interviewing relevant National personnel; and

• interviewing relevant PwC personnel.

Deloitte were satisfied that this issue that it did not fall within a category of an exception to their general opinion and thereby concluded that in respect of the Horizon issue “nothing has come to our attention that causes us to believe that the PwC Report does not fairly and completely describe and assess the PwC work insofar as it may be relevant to the matters dealt with in the PwC Report.”

Deloitte opinion dated 12 March 2004.

14.   “The inability of VaR to measure the smile affect and the limit breaches to which this thereby gave rise, receives five separate comments in the PwC Report... the Deloitte opinion accompanying the PwC Report noted that PwC’s Jim Power’s responsibilities included following up the outstanding internal audit issues... this does not seem to have been considered in the PwC Report.”

(Page 6, paragraph 5).

This issue was not considered in the PwC Report because of conflict of interest.  To avoid this conflict, Deloitte were engaged to provide a separate opinion in respect of this aspect of the PwC investigatio.  Deloitte provided that opinion and in doing so made specific findings separate from the PwC Report in respect of Jim Power and his responsibility.

(See Deloitte opinion dated 12 March 2004).

There are no outstanding probity concerns arising from this issue.

Issue	Comment	Probity Position

15.   “PwC found that there was ‘a clear design flaw’ in the risk model as risk could not mandate that limit breaches were to be...  Were there any comments made at that meeting on its efficacy?  Why did PwC not analysis PBRC’s role in what occurred?”

(Page 6, paragraph 6).

	This is a matter for PwC in the conduct of its investigation and the compilation of its Report.	There are no outstanding probity concerns arising from this issue.

16.   “If the parallels with the Allied Irish Bank had been brought out by PwC’s Jim Power who presented the PowerPoint presentation to PBAC... to enable to occur could have been addressed?  The PwC Report does not explore this.”

(Page 6, last paragraph).

	See note 14 above and the note on page 2 (point 4) above in relation to the Disclosure Statement.	There are no outstanding probity concerns arising from this issue.

17. “APRA’s letter of 4 November 2003... is referred to in the PwC Report as not having been distributed to the Chairman or PBAC... this striking omission reflects adversely upon the Report.”	This is a matter for PwC in the conduct of its investigation and the compilation of its Report.	There are no outstanding probity concerns arising from this issue.

18. “Internal audit is described as reporting only to PBAC... it is not described as reporting to PBRC...” (Page 7, paragraph 4).	This issue was raised by Mrs Walter in the “check fact” session on 9 March 2004. BDW was satisfied that PwC was cognisant of this issue prior to the release of its final Report.	There are no outstanding probity concerns arising from this issue.

C             Mrs Walter’s Press Release of 26 March 2004

In relation to Mrs Walter’s press release of 26 March 2004 we provide the following material

Issue	Comment	Probity Position

1.     “2. The scope of the PwC report: the process by which it was undertaken, the process by which the published report was finalised; and questions as to which individuals had input to that final report at which stage.”

(Page 2).

	We refer to our opinion of 12 March 2004 and to the above comments.	There are no outstanding probity concerns arising from this issue.

Group Corporate Affairs

National Australia
Bank Limited
ABN 12004044937

ASX Announcement	500 Bourke Street
Melbourne
Victoria 3000
Australia

Melbourne, 1 April 2004

National Australia Bank Group Receives Amended Tax Assessments via New Zealand Subsidiaries

Certain subsidiaries of Bank of New Zealand, a wholly-owned subsidiary of National Australia Bank, have received amended tax assessments from the New Zealand Inland Revenue Department (IRD) for the 1998 and 1999 years.

The amended assessments relate to three structured finance transactions that were undertaken by subsidiaries of Bank of New Zealand over this period.  The amended assessments are for income tax of approximately NZ$36 million and interest of NZ$21 million.

The possible application of penalties has yet to be considered by the IRD.  In addition the IRD has also issued amended assessments based on an alternative approach to re-assessing the transactions.  This alternative approach results in a lower additional tax liability.  The amended assessments were issued on the day before the statutory time limited expired.

Bank of New Zealand believes that IRD has calculated the assessments for 1998 and 1999 at unnecessarily high levels.

The IRD has not yet issued amended assessments for the transactions for income years after 1999.  Notwithstanding that, based on the assessments received to date, the maximum sum of primary tax which IRD might claim from Bank of New Zealand for the years after 1999 is approximately NZ$212 million.  Interest would be charged in the event that the IRD were to issue amended assessments for this period.  Penalties may also be considered by the IRD.

Bank of New Zealand has obtained legal opinions that confirm that the transactions complied with New Zealand tax law.  The transactions are similar to transactions undertaken by other New Zealand banks.

Bank of New Zealand is confident of its legal position and it will contest the amended assessments.  Consequently, Bank of New Zealand does not intend to raise a provision for a potential tax liability.  Further, Bank of New Zealand will maintain its existing tax treatment of the transactions.

The IRD has been aware for some time that New Zealand banks, including Bank of New Zealand, were undertaking such transactions.  The IRD has acknowledged publicly that it is reviewing structured finance transactions by other New Zealand banks as part of an industry-wide review.

For further information:

Brandon Phillips	Owen Gill
Group Manager	Bank of New Zealand Corporate Relations
Group Corporate Relations	Bank of New Zealand
03 8641 3857 work	0011 64 9 375 1254 work
0419 369 058 mobile

Or visit www.nabgroup.com

2

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/

Susan E Crook

Date: 1 April 2004	Title:	Associate Company Secretary